FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period from April 16, 2004 to May 19, 2004

Commission File Number 000-26854

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the

Signatures
Annual Participation Fee for Reporting Issuers
Management's Discussion and Analysis Fiscal 2003
Audited Annual Financial Statements
Annual Report
Supplemental Mailing List Request Form
Certificate-Re: Dissemination to Shareholders
Notice of Annual Meeting of Shareholders
Management Information Circular
Form of Proxy - Annual Meeting of Shareholders
Press Release
Management's Discussion and Analysis
Certification of Interim Filings
Certification of Interim Filings
Certificate Re: Dissemination to Shareholders

registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- [  ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: /s/ Bradley J. Blacketor

Name: Bradley J. Blacketor
Title: Vice President, Chief Financial Officer and Secretary

Date: May 19, 2004

The following exhibits are filed under this Form 6-K:

EXHIBIT A:	Annual Participation Fee for Reporting Issuers – Form 13-502F1 - dated April 29, 2004.

EXHIBIT B:	Management’s Discussion and Analysis Fiscal 2003 dated April 5, 2004.

EXHIBIT C:	Audited Annual Financial Statements dated April 5, 2004.

EXHIBIT D:	Annual Report dated April 29, 2004.

EXHIBIT E:	Supplemental Mailing List Request Form dated April 28, 2004.

EXHIBIT F:	Certificate – Re: Dissemination to Shareholders dated May 13, 2004.

EXHIBIT G:	Notice of Annual Meeting of Shareholders dated April 28, 2004.

EXHIBIT H:	Management Information Circular dated April 28, 2004.

EXHIBIT I:	Form of Proxy – Annual Meeting of Shareholders dated May 13, 2004.

EXHIBIT J:	Press Release dated May 14, 2004.

EXHIBIT K:	Management’s Discussion and Analysis and Interim Financial Statements 1st Qtr, 2004 – dated May 10, 2004.

EXHIBIT L:	Certification of Interim Filings – CFO – Form 52-109FT2 dated May 10, 2004.

EXHIBIT M:	Certification of Interim Filings – CEO – Form 52-109FT2 dated May 10, 2004.

EXHIBIT N:	Certificate – Re: Dissemination to Shareholders dated May 17, 2004.